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                         [COOPERS & LYBRAND LETTERHEAD]


                             EXHIBIT TO FORM 12b-25



On June 16, 1998, plaintiffs in certain litigation captioned The Johns Hopkins University, Baxter Healthcare Corporation and Becton Dickinson and Company v. CellPro, Incorporated filed a motion in the United States District Court for the District of Delaware seeking an order directing the Company to provide security for an award of attorney's fees estimated at $8,000.00. As a result, we require additional time to determine the possible legal outcomes and accounting implications of the plaintiff's new motion and the resulting impact on our audit report and the financial statements of CellPro, Incorporated as of and for the year ended March 31, 1998.


                                        COOPERS & LYBRAND LLP


Seattle, Washington
June 29, 1998